Exhibit 1.01

THE HILLMAN GROUP, INC.
CONFLICT MINERALS REPORT
FOR THE YEAR ENDED DECEMBER 26, 2020

This report for the year ended December 26, 2020 is presented to comply with Rule 13p-l under the Securities Exchange Act of 1934, as amended (the "Rule"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured or contracted to manufacture products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold ("3TG"). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the "Covered Countries"), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

Hillman supports the Rule and evaluated its current product lines. Based on the lack of response and/or responses received from the suppliers surveyed, Hillman determined that certain products may contain tin, tungsten, tantalum and/or gold. The survey of suppliers determined that our supply chain is DRC Conflict Undeterminable. As a result, we are submitting the Form SD and a Conflict Minerals report.

Hillman's products are "DRC Conflict Undeterminable." Consistent with Rule 13p-l and the SEC's 2014 statement (Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule, Keith F. Higgins, Director, SEC Division of Corporation Finance, April 29, 2014), the report presented herein is not required to be accompanied by an independent private sector audit.

1.COMPANY OVERVIEW
This report has been prepared by management of The Hillman Group, Inc. (herein referred to as "Hillman," the "Company," "we," "us," or "our"). The information includes the activities of all subsidiaries that are required to be consolidated.

Hillman is one of the largest providers of hardware-related products and related merchandising services to North American retail markets. We sell our products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder's hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs. We support product sales with services that include design and installation of merchandising systems and maintenance of appropriate in-store inventory levels. We conducted an analysis of our products and determined that conflict minerals are found in products supplied by 14.5% of the suppliers that responded to the survey.

SUPPLY CHAIN

We market and distribute a wide variety of stock keeping units ("SKUs") of small, hard-to-find and hard-to-manage hardware items. We function as a category manager for retailers and support these products with in-store service, high order fill rates, and rapid delivery of products sold. Sales and service representatives regularly visit retail outlets to review stock levels, reorder items in need of replacement, and interact with the store management to offer new product and merchandising ideas. Thousands of items can be actively managed with the retailer experiencing a substantial reduction of in-store labor costs and replenishment paperwork. Service representatives also assist in organizing the products in a consumer-friendly manner. We complement our broad range of products with merchandising services such as displays, product identification stickers, retail price labels, store rack and drawer systems, assistance in rack positioning and store layout, and inventory restocking services. We regularly refresh retailers' displays with new products and package designs utilizing color-coding to simplify the shopping experience for consumers and improve the attractiveness of individual store displays.

We operate from 22 strategically located distribution centers in North America. Our main distribution centers utilize state-of-the-art warehouse management systems (“WMS”) to ship customer orders within 48 hours while achieving a very high order fill rate. We also supplement our operations with third-party logistics providers to warehouse and ship customer orders in certain areas.

Products and Suppliers
Our product strategy concentrates on providing total project solutions using the latest technology for common and unique home improvement projects. Our portfolio provides retailers the assurance that their shoppers can find the right product at the right price within an 'easy to shop' environment.

We currently manage a worldwide supply chain comprised of a large number of vendors, the largest of which accounted for approximately 4.9% of the Company's annual purchases and the top five of which accounted for approximately 15.7% of its annual purchases. Our vendor quality control procedures include on-site evaluations and frequent product testing. Vendors are also evaluated based on delivery performance and the accuracy of their shipments.

Hardware and Protective Solutions
Hardware and protective solutions segment includes a wide selection of product categories including fasteners; builders hardware; wall hanging; threaded rod and metal shapes; letters, numbers, and signs ("LNS"); personal protection products; and work gear.

Our fastener business consists of three categories: core fasteners, construction fasteners, and anchors, sold under a variety of brands including Hillman, FasnTite, DeckPlus, and PowerPro. Core fasteners include nuts, bolts, screws, washers, and specialty items. Construction fasteners include deck, drywall, metal screws, and both hand driven and collated nails. Anchors include hollow wall and solid wall items such as plastic anchors, toggle bolts, concrete screws, and wedge anchors.

Our expansive glove category covers many uses for DIYer around the house and for the pro at the job site. We sell a full assortment of work gloves under the Firm Grip®, True Grip®, and Gorilla Grip brands, automotive gloves including Grease Monkey®, gardening gloves including Digz®, as well as cleaning and all-purpose gloves. As a category leader in work gloves our portfolio is founded on design and consumer driven innovation. Our products can be found at leading retailers across North America.

Our work gear category consists of tool storage, knee pads, clothing, and other accessories sold under variety of brands including AWP®, McGuire Nicholas®, and Firm Grip®. The portfolio offers a “one stop shop” for leading retailers with an expansive assortment to meet the needs of both the pro and DIYer.

Our safety category includes face masks, safety vests, and sanitizing wipes and sprays sold under a variety of brands including Firm Grip®, AWP®, and Premium Defense®. With our focus on innovative materials and intuitive design, along with industry trends, this is a growth category for Hardware and Protective Solutions.

Robotics and Digital Solutions
Our Robotics and Digital Solutions segment consists primarily of software-enabled robotic key duplication and engraving solutions that are tailored to the unique needs of the consumer. We provide our offerings in retail and other high-traffic locations providing customized licensed and unlicensed key and engraving products targeted to consumers in the respective locations. Our offerings include self-service robotic engraving and robotic self-service key duplication kiosks, as well as store associate assisted key duplication kiosks together with related software and systems, keys and key accessories sold in proximity to the kiosks. Our services include product and category management, merchandising services, and access to our proprietary robotic key duplicating and engraving software platforms and equipment.

Canada
Our Canada segment distributes fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, and identification items, such as tags and letters, numbers, and signs to hardware stores, home centers, mass merchants, industrial distributors, automotive aftermarket distributors, and other retail outlets and industrial Original Equipment Manufacturers (“OEMs”) in Canada. The product lines offered in our Canada segment are consistent with the product offerings detailed in our other segments. The Canada segment also produces made to order screws and self-locking fasteners for automotive suppliers, OEMs, and industrial distributors.

Process Overview
We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers.

It is not practicable to conduct a survey of all our suppliers and we believe a reasonable approach would be to conduct a survey of the suppliers where the nature of the component or the location of the supplier indicated that those components were likely to contain 3TG. We surveyed direct suppliers representing 46% of our total vendor population. In 2020, 851 of Hillman’s vendors were attributed to Big Time Products. These vendors were not included in the survey process as their products are determined not likely to contain 3TG. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching compliance with the Rule.

We are unable with reasonable assurance to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report ("CMR") as an Exhibit to Form SD. This report must include:

a.A description of the measures we took to exercise due diligence on the conflict minerals' source and chain of custody.
b.A description of the products manufactured or contracted to be manufactured that are not DRC conflict free.
c.The facilities used to process the conflict minerals.
d.The country of origin of the conflict minerals.
e.The efforts to determine the mine or location of origin.

The products that we manufacture that are subject to the reporting obligations of the Rule are "DRC Conflict Undeterminable", because we have been unable to determine the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly, we are taking actions as described in section 3 below to ensure that our products are being sourced responsibly.

In accordance with the OECD Guidance and the Rule, this report is available on our website www.hillmangroup.com.

CONFLICT MINERALS POLICY
We have adopted the following conflict minerals policy:

Hillman is committed to being responsible in sourcing products from companies that share our values in regards to integrity and human rights. To ensure compliance with Section 1502 of the Dodd-Frank Act, Hillman suppliers shall not provide goods that contain "Conflict Minerals" (i.e. tin, tantalum, tungsten and gold) which are sourced from the Democratic Republic of the Congo (DRC) or in adjoining countries.

Suppliers are required to commit to being "conflict free" (which means that such supplier does not source conflict minerals) and sourcing only from conflict-free smelters. Additionally, suppliers shall have programs in place that satisfy this requirement, including maintenance of records supporting their obligation to provide goods to Hillman that do not contain Conflict Minerals.

Our policy is publicly available on our website at www.hillmangroup.com.

2.DUE DILIGENCE PROCESS

2.1    DESIGN OF DUE DILIGENCE

Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-Operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas ("OECD Guidance") and the related Supplements for gold and for tin, tantalum and tungsten.

2.2     MANAGEMENT SYSTEMS

Internal Team
Our company is a centralized organization with corporate headquarters in Cincinnati, Ohio. Hillman has established a conflict minerals management system which is sponsored by the Vice President of Global Supply Management as well as management level representatives and a team of subject matter experts. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems
As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively correspond with our suppliers. Additionally, we support the Conflict Free Sourcing Initiative ("CFSI") and encourage our suppliers to do the same.

Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all Hillman employees and our Supplier Code of Conduct.

Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, we have encouraged our suppliers to support the CFSI by evaluating as part of our periodic review of the business relationship, as well as, their monitoring their smelter listing to ensure that they are only using smelters that are conflict free.

Grievance Mechanism
We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Hillman's policies.

The Company has an Ethics Hotline that is available to all employees and outside parties which is posted on our website (www.hillmangroup.com) under "About Us/ Corporate Governance."

Additionally, we provide a complaint form on our website, and any complaints submitted in this manner are monitored by our Customer Service Department, which directs them to the appropriate person and department for resolution.

2.3    IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN
We have identified 1,993 suppliers that we purchase products from directly. We rely on these suppliers, some of whose components contain 3TG, to provide us with information about the source of conflict minerals contained in the components supplied to us using the Conflict Minerals Reporting Template from the Conflict-Free Sourcing Initiative. Our direct suppliers are similarly reliant upon information provided by their suppliers.

2.4    DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS
In response to this risk assessment, Hillman has an approved risk management plan through which the conflict minerals program is implemented, managed, and monitored. In response to our risk management plan we ensure suppliers understand our expectations, we have communicated directly to all of them, as well as posted our policy on our website.

We engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5    CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN
We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our support of the CFSI.

2.6    REPORT ON SUPPLY CHAIN DUE DILIGENCE
In addition to this report, see our website at www.hillmangroup.com for further information about our supply chain due diligence.

3.DUE DILIGENCE RESULTS

Request Information
We conducted a survey of those direct suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative ("GeSI"), known as the CFSI Conflict Minerals Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company's supply chain. It includes questions regarding a company's conflict-free policy, engagement with its direct suppliers, and a listing of smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC's website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Survey Responses
We received responses from 53.5% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as inconsistencies within the data reported in the Template. We have worked directly with these suppliers to provide revised responses. A summary of the survey responses is as follows:

SURVEY ATTRIBUTES	SURVEY RESULTS
Total number of Hillman vendors	1,993
Total number of vendors surveyed	913
Total number of vendors that responded to the survey	488
Total number of vendors that identified 3TG in the products they supply to Hillman	71
Total number of vendors that sourced 3TG from the DRC or adjoining countries	8
Total number of smelters listed by vendors that identified 3TG in products	8,350
Total number of smelters that are certified as a CFSP (Conflict Free Smelter Program) “Conflict Free Smelter”	692
Total number of smelters that are progressing toward CFSP validation	0
Total number of smelters with an “Unknown” CFSP status	7,658

The large majority of the responses received provided data at a company or divisional level, or as described above, were unable to specify the smelters or refiners used for components supplied to Hillman. We are therefore unable to determine whether any of the conflict minerals reported by these suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Efforts to Determine Mine or Location of Origin
Through our support of the CFSI program, and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners
The vast majority of our suppliers were unable to represent to us the smelters or refiners that they use and, as such, the source of the 3TG actually included in the components they supplied to Hillman.

Additionally, we only received company level surveys and do not have information to a level of what specifically may be in Hillman products. We therefore do not have any smelter and refiner names to list in this report.

4.STEPS TO BE TAKEN TO MITIGATE RISK
We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.Include a conflict minerals flow-down clause in new or renewed supplier contracts.
b.Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
c.Should the need arise, we engage directly with any of our direct suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict or we will terminate such supply relationship.